MANAGEMENT FEE WAIVER AGREEMENT

As of September 26, 2011

This Management Fee Waiver Agreement (this “Agreement”) is made and entered into as of this 26th day of September, 2011 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Investment Trust (the “Trust”) with respect to the Lord Abbett Balanced Strategy Fund, the Lord Abbett Diversified Equity Strategy Fund, the Lord Abbett Diversified Income Strategy Fund and the Lord Abbett Growth & Income Strategy Fund (each, a “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.

Lord Abbett agrees for the time period set forth in paragraph 2 below to waive a portion of its management fee payable under the Management Agreement between Lord Abbett and the Trust with respect to each Fund so that such management fee would be equal to an annual rate of 0.05%.

2.	This Agreement will be effective from September 26, 2011 through September 25, 2012. This Agreement may be terminated only by the Board of Trustees of the Trust upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

LORD ABBETT INVESTMENT TRUST

By:	/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel